SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G Amendment No. 1
Under the Securities Exchange Act of 1934


Capstead Mortgage Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14067E10000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
14067E10000

1)      Names of Reporting Person
        Lehman Brothers Holdings Inc.
        S.S. or I.R.S. Identification No. of Above Person
        13-3216325

2)      Check the Appropriate box if a Member of a Group

(a)  ( X ) Sole
(b)  (   ) Joint Filing


3)      SEC Use Only

4)      Citizenship or Place of Organization
        Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power
    843,391

6)  Shared Voting Power
    -0-

7)  Sole Dispositive Power
    843,391

8)  Shared Dispositive Power
    -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    843,391

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (---)

11) Percent of Class Represented by Amount in Row 9
    1.4%

12) Type of Reporting Person
    HC/CO

Item 1(a).     Name of Issuer: Capstead Mortgage Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               2711 North Haskell Avenue, Suite 900
               Dallas, TX 75204

Item 2(a).     Name of Person Filing:
               Lehman Brothers Holdings Inc.

Item 2(b).     Address of Principal Business Office:
               3 World Financial Center
               New York, NY  10285

Item 2(c).     Citizenship or Place of Organization:
               See Item 4 of cover pages

Item 2(d).     Title of Class of Securities:
               Common Stock

Item 2(e).     CUSIP Number:
               14067E10000

Item 3.        Information if statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b):

               The person filing this statement is Lehman Brothers Holdings Inc., a parent holding company in accordance with Section 240.13d1(b)(ii)(G).

Item 4.        Ownership

(a)       Amount Beneficially  Owned as of January 31, 2000
          See Item 9 of cover pages

(b)       Percent of Class:
          See Item 11 of cover pages

(c)       Number of shares as to which such person has:
          (i) sole power to vote or to direct  the vote
          (ii) shared  power to vote or to direct  the vote
          (iii)sole  power to dispose or to direct the  disposition
          (iv) shared power to dispose or to direct the disposition

      See Items 5-8 of cover pages

Item 5.       Ownership of Five Percent or Less of a Class

              This statement is being filed to report that as of January 31, 2000, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.


Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person
              Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

              The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item 8.       Identification and Classification of Members of the Group
              Not Applicable.


Item 9.       Notice of Dissolution of Group
              Not Applicable.


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:January 31, 2000


LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Oliver Budde
    ------------------
Name:  Oliver Budde
Title: Vice President